FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 12, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the press release disclosed in this report is January 12, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have hired the Chief Operating Officer for the development of its Livengood Gold Project, Alaska.  The Issuer also reported the granting of stock options.

Item 5.	Full Description of Material Change

The Issuer reports the hiring of Mr. Carl Brechtel as their new Chief Operating Officer.  Mr. Brechtel has 30 years of mining industry experience on four continents, much of it in the design and development of new projects.  He most recently held the position of Pre-feasibility Manager for AngloGold’s La Colosa operation in Columbia, a large, open pit-milling, development project.  Mr. Brechtel will be in charge of advancing the Livengood project toward production as well as assembling the operational team necessary to construct and operate a major mining project.

Mr. Brechtel has spent the past 12 years working for AngloGold Ashanti Limited in various mining project development roles around the globe.  His recent role in directing the development work for AngloGold on its La Colosa project in Columbia, a major, large scale, low-grade open pit milling project, is particularly timely for the Livengood project.  Mr. Brechtel’s extensive operational and project development history in various geologic settings spans projects in North America, Australia, South America and Africa.  Prior to his work at AngloGold, Mr. Brechtel operated a mining engineering consulting company providing services to various clients, including many of North America’s major gold producers.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted Mr. Brechtel incentive stock options to purchase 250,000 common shares in the capital stock of the Issuer.  The options are exercisable on or before January 12, 2012 at a price of CAD 7.95 per share.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of an updated preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 12, 2010